UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

02917T104

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, NY 10019

(212) 474-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 70,644,429
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 70,644,429
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,644,429
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.8%*
14.	Type of Reporting Person (See Instructions): PN; IA

(*)	Based upon 905,338,684 Shares outstanding on February 27, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed on March 2, 2015.

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 70,644,429
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 70,644,429
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,644,429
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.8%*
14.	Type of Reporting Person (See Instructions): IN; HC

(*)	Based upon 905,338,684 Shares outstanding on February 27, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed on March 2, 2015.

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) relates to the common stock, $0.01 par value per share (the “Shares”), of American Realty Capital Properties, Inc., a Maryland corporation (the “Issuer”), and amends the Schedule 13D filed on December 29, 2014 as amended by Amendment No. 1 thereto filed with the SEC on February 9, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 2, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 2 is being filed to amend Item 4 and Item 5 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplementally amended as follows:

It continues to be the Reporting Persons’ view that none of the directors who have had ties with past affiliated entities and leadership of the Issuer or were on the Board when a number of questionable transactions were approved—Messrs. Stanley, Michelson, Rendell and Andruskevich—should remain on the Board. The Reporting Persons have also been concerned about the significant compensation approved by the current Board for Mr. Stanley (at a rate of $1.8 million per year plus potential additional discretionary compensation) and Mr. Andruskevich (at a rate of $1.2 million per year plus potential additional discretionary compensation) to supervise the resolution of problems that arose on their watch as directors. The Reporting Persons believe that in order to bring a complete fresh start to the governance of the Issuer, a new slate of directors with none of the problematic historical relationships with the Issuer (other than, potentially, Bruce Frank, given his work on the accounting restatement and more recent tenure on the Board) should be presented for election at the next Annual Meeting.

On March 3, 2015, the day after the Issuer issued its restated financial statements, the Reporting Persons requested that Mr. Meister be added to the Board of Directors to be able to contribute, as a Board member, to the critical process of selecting a new CEO and Chairman. The Issuer failed to accept that request and the Reporting Persons became concerned about the timing of any selection process given press reports which speculated that the Issuer was close to retaining a CEO and the Issuer itself advising that the selection would occur in the ‘near term’.

On March 7, 2015, the Reporting Persons had a conversation with several Board members and Mr. Meister reiterated his strong preference to be added to the Board prior to the selection of a CEO. Mr. Meister indicated he did not believe he could meaningfully contribute to the process outside of the Board, as he would not have all of the information available to directors, and as such did not believe it would be of meaningful benefit to provide his views, including meeting CEO candidates, as an outsider from the Board. Mr. Meister indicated that if the Board was unwilling to add Mr. Meister prior to selecting a CEO, he would be willing to join the Board at the same time as the CEO candidate was retained, to assist the CEO with identifying new Board candidates, and addressing capital structure and strategic and operational matters. Mr. Meister stated that, if desired by the Board, he would commit to limiting such appointment to continue only through the 2015 Annual Meeting, at which time the entire Board (except possibly Mr. Frank) would be replaced by new, independent directors approved by the shareholders.

If the proposal made by Mr. Meister were accepted, the existing Board members and Mr. Meister would have been responsible for assisting the CEO in selecting new, independent best-in-class directors for the Issuer, and then would have stepped down, leading to a true ‘new start’ for the Issuer. As of the time of filing this Amendment, the Issuer has failed to accept the Reporting Persons’ proposal.

Item 5.	Interest in Securities of the Issuer

The lead-in to Item 5 is supplementally amended as follows:

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 905,338,684 Shares outstanding on February 27, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 filed on February 27, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2015	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: March 9, 2015	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister